UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

ConforMIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20717E101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the ride pursuant to which this Schedule is filed:

[  ] Rule 13d-l(b)

[  ] Rule 13d-l(c)

[X] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 20717E101

1	Names of Reporting Persons Veron International Ltd.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Share
	6	Shared Voting Power 2,942,177 Shares
	7	Sole Dispositive Power 0 Share
	8	Shared Dispositive Power 2,942,177 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,177 Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.2%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 20717E101

1	Names of Reporting Persons Milestone Management Limited (“Milestone”)
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Share
	6	Shared Voting Power 2,942,177 Shares (*)
	7	Sole Dispositive Power 0 Share
	8	Shared Dispositive Power 2,942,177 Shares (*)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,177 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.2%
12	Type of Reporting Person (See Instructions) OO

●	Consists of 2,942,177 shares of common stock held directly by Veron. Milestone is a director of Veron and maybe deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Milestone disclaims beneficial ownership of the shares held directly by Veron, except to the extent of its pecuniary interest therein.

SCHEDULE 13G

CUSIP No. 20717E101

1	Names of Reporting Persons Kam Por Chan (“Chan)
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Share
	6	Shared Voting Power 2,942,177 Shares (*)
	7	Sole Dispositive Power 0 Share
	8	Shared Dispositive Power 2,942,177 Shares (*)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,177 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.2%
12	Type of Reporting Person (See Instructions) IN

●	Consists of 2,942,177 shares of common stock held directly by Veron. Mr. Chan is a director of Milestone, which is a director of Veron, and maybe deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Chan disclaims beneficial ownership of the shares held directly by Veron, except to the extent of its pecuniary interest therein.

SCHEDULE 13G

CUSIP No. 20717E101

1	Names of Reporting Persons Sunny Kwong Yeung (“Yeung”)
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Share
	6	Shared Voting Power 2,942,177 Shares (*)
	7	Sole Dispositive Power 0 Share
	8	Shared Dispositive Power 2,942,177 Shares (*)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,942,177 Shares (*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 7.2%
12	Type of Reporting Person (See Instructions) IN

●	Consists of 2,942,177 shares of common stock held directly by Veron, Mr. Yeung is a director of both Veron and Milestone, and maybe deemed to have shared voting and dispositive power as to those shares of common stock held directly by Veron. Mr. Yeung disclaims beneficial ownership of the shares held directly by Veron, except to the extent of its pecuniary interest therein.

Item 1.

(a)	Name of Issuer: ConforMIS, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 28 Crosby Driver, Beford, MA 01730

Item 2.

(a)	Name of Person Filing:

Veron International Ltd., a British Virgin Islands company (“Veron”), Milestone Management Limited, a Hong Kong Company (“Milestone”) and Mr. Sunny Kwong Yeung and Mr. Kam Por Chan hereby make this single join filing statement on Schedule 13G with respect to certain shares of common stock of the Issuer as follows. Veron, Milestone, Yeung and Chan are each sometimes referred to herein as a Reporting Person and, collectively, referred to as the Reporting Persons.

Milestone is a director of Veron, and may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by Veron. Yeung and Chan are directors of Milstone, which is a director of Veron, and may be deemed to have indirect beneficial ownership of the shares of Issuer directly owned by Veron. Yeung is a director of Veron, and may be deemed to have indirect beneficial ownership of the shares of Issuer directly held by Veron.

(b)	Address of Principal Business Office or, if None, Residence:

The address of each Reporting Person is: 35-38/F, Nina Tower, 8 Yeung Uk Road, Tsuen Wan, N.T., H.K

(c)	Citizenship:

Veron is a British Virgin Islands company, Milestone is a Hong Kong company. Chan and Yeung are citizens of Hong Kong.

(d)	Title and Class of Securities:

Common Stocks

(e)	CUSIP No.:

20717E101

Item 3.	If this statement is filed pursuant to §§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N.A.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The percentage of class listed below are calculated based on 40,712,347 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2015, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of the date of this filing.

(a)	Amount Beneficially Owned:

See the responses on Item 9 on the attached cover pages

(b)	Percent of Class:

See the responses on Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0 share

(ii) Shared power to vote or to direct the vote: See the responses on Item 6 on the attached cover pages

(iii) Sole power to dispose or to direct the disposition of: 0 share

(iv) Shared power to dispose or to direct the disposition of: See the responses on Item 8 on the attached cover pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N.A.

Item 8.	Identification and classification of members of the group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certifications.

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2016

Veron International Limited

By:	/s/ Sunny Kwong Yeung
Sunny Kwong Yeung,
Authorized Signatory

Milestone Management Limited

By:	/s/ Sunny Kwong Yeung
Sunny Kwong Yeung,
Authorized Signatory

/s/ Kam Por Chan
Kam Por Chan

/s/ Sunny Kwong Yeung
Sunny Kwong Yeung

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).